

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BD 3/12

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
FEB 28 2007
PROCESSING
WASH.

SEC FILE NUMBER
8- 38016

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Minshall & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 South Boston, Suite 825
(No. and Street)

Tulsa	OK	74103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lori A. Smith (918) 587-4467
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hogan & Slovacek
(Name – *if individual, state last, first, middle name*)

6120 S. Yale, Suite 600	Tulsa	OK	74136-4228
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lori A. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Minshall & Company, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Operating Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Hogan & Slovacek

A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS
TULSA, OKLAHOMA

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Minshall & Company Inc.

We have audited the accompanying statements of financial condition of Minshall & Company Inc. (a wholly-owned subsidiary of Capital Advisors, Inc.) as of December 31, 2006 and 2005, and the related statements of income, stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Minshall & Company Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Hogan & Slovacek

February 20, 2007

MINSHALL & COMPANY INC.

STATEMENTS OF FINANCIAL CONDITION

As of December 31,	2006	2005
ASSETS		
Cash	$ 163,588	$ 103,079
Prepaid expenses	415	430
Deferred income taxes	16,724	13,889
Deposits	1,408	348
TOTAL ASSETS	$ 182,135	$ 117,746
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accrued expenses	$ 4,500	$ 4,500
Due to parent company	16,518	22,985
Total liabilities	21,018	27,485
STOCKHOLDER'S EQUITY:		
Common stock, $.01 par value; authorized 1,000 shares; issued and outstanding 100 shares	1	1
Additional paid-in capital	115,608	115,608
Retained earnings (deficit)	45,508	(25,348)
Total stockholder's equity	161,117	90,261
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 182,135	$ 117,746

The accompanying notes are an integral part of these financial statements.

MINSHALL & COMPANY INC.

STATEMENTS OF INCOME

For the Years Ended December 31,	2006	2005
OPERATING REVENUES:		
Commissions	$ 132,942	$ 109,675
Interest and dividends	1,854	110
Net realized (loss) on marketable securities:	-	(500)
Total Operating Revenues	134,796	109,285
OPERATING COSTS AND EXPENSES:		
Office supplies and expenses	-	90
Professional fees	4,500	4,500
Administrative fee	12,000	12,000
Dues and subscriptions	210	220
Licenses and permits	3,054	2,535
Contributions	18,872	17,661
Other	934	1,727
Total Operating Costs and Expenses	39,570	38,733
INCOME BEFORE INCOME TAXES	95,226	70,552
PROVISION FOR INCOME TAXES	24,370	16,667
NET INCOME	$ 70,856	$ 53,885

The accompanying notes are an integral part of these financial statements.

MINSHALL & COMPANY INC.

STATEMENTS OF STOCKHOLDER'S EQUITY

For the Years Ended December 31, 2006 and 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
BALANCE, December 31, 2004	$ 1	$ 115,608	$ 21,657	$ 137,266
Net income	-	-	53,885	53,885
Dividends	-	-	(100,890)	(100,890)
BALANCE, December 31, 2005	1	115,608	(25,348)	90,261
Net income	-	-	70,856	70,856
Dividends	-	-	-	-
BALANCE, December 31, 2006	$ 1	$ 115,608	$ 45,508	$ 161,117

The accompanying notes are an integral part of these financial statements.

MINSHALL & COMPANY INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31,	2006	2005
OPERATING ACTIVITIES:		
Net income	$ 70,856	$ 53,885
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes	(2,835)	(3,689)
Net loss on marketable securities	-	500
Changes in assets and liabilities -		
Accounts receivable	-	8,525
Prepaid expenses and deposits	(1,045)	687
Accounts payable and accrued expenses	-	(8,509)
Due to parent company	(6,467)	15,135
Net cash provided by operating activities	60,509	66,534
INVESTING ACTIVITIES:		
Proceeds from sales of marketable securities	-	2,545
Net cash provided by investing activities	-	2,545
FINANCING ACTIVITIES:		
Dividends paid	-	(100,890)
Net cash used in financing activities	-	(100,890)
NET INCREASE (DECREASE) IN CASH	60,509	(31,811)
CASH, beginning of year	103,079	134,890
CASH, end of year	$ 163,588	$ 103,079

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Years Ended December 31, 2006 and 2005

The Company had no liabilities subordinated to claims of general creditors during the years ended December 31, 2006 and 2005

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Minshall & Company Inc. (the Company) was incorporated on May 14, 1987 as a broker/dealer in securities transactions and commenced operations on March 13, 1988. The Company is registered as a broker/dealer with the Securities and Exchange Commission and the Oklahoma Securities Commission and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly-owned subsidiary of Capital Advisors, Inc. and is engaged primarily in brokerage and investment banking activities.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Revenue Recognition

Customer securities transactions and related commission income and expense are recorded on a trade date basis. Investment banking revenues are recorded at the time the related transaction is completed and the income is reasonably determinable.

Income Taxes

The Company files consolidated tax returns with its parent, Capital Advisors, Inc. The Company computes its income tax provision based upon a tax allocation agreement with Capital Advisors, Inc., which provides for calculation of income tax on a stand-alone basis. The Company has recorded amounts owing or refundable under the agreement as a liability to or receivable from Capital Advisors, Inc. Deferred tax liabilities and assets are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets to estimated realizable amounts if it is more likely than not that a deferred tax asset will not be realized.

2. STOCKHOLDER'S EQUITY AND RESTRICTION

The Company is required by Oklahoma securities regulations and the National Association of Securities Dealers, Inc. to maintain a minimum net worth (as defined) of $10,000 and $25,000, respectively. At December 31, 2006 and 2005, the Company's qualified net worth was in excess of these required minimums.

3. INCOME TAXES

The provision for income taxes consists of:

	2006	2005
Taxes currently payable	$27,205	$20,356
Deferred income taxes	(2,835)	(3,689)
	$24,370	$16,667

The tax effect of temporary differences related to deferred income taxes result primarily from tax differences in treatment of charitable contributions.

A reconciliation of income tax expense at the statutory rate to income tax expense at the Company's effective rate is shown below:

	2006	2005
Federal computed at the statutory rate	$32,377	$23,988
State income taxes - net of federal tax benefit	5,714	3,993
Rate differentials and other	(13,721)	(11,314)
	$24,370	$16,667

4. RELATED PARTY TRANSACTIONS

Certain directors of the Company are also directors of other entities with which the Company conducts transactions in the normal course of business.

The Company paid its parent (Capital Advisors, Inc.) an administrative fee of $12,000 in each of 2006 and 2005. In addition, the Company received approximately $18,700 in 12b1 fees from the mutual fund managed by Capital Advisors, Inc. during 2006. No 12b1 fees were received from related parties during 2005.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling mutual funds for a diverse group of institutional and individual investors at their discretion. All cash and securities are held directly at the mutual fund company or at the client's brokerage firm.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customer's ability to satisfy their obligations to the Company. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers without longstanding relationships with the Company to pay for security purchases at the time orders are placed, or maintain collateral with the clearing broker in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis.

Hogan & Slovacek

A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS
TULSA, OKLAHOMA

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Board of Directors
Minshall & Company Inc.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The nature of our audit procedures is more fully described in our report on the basic financial statements. The accompanying additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Hogan & Slovacek

February 20, 2007

MINSHALL & COMPANY INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2006

Total stockholder's equity		161,117
Total nonallowable assets		18,547
Net capital before haircut on security positions		142,570
Haircut on securities		-
Net capital		142,570
Minimum dollar net capital requirement		25,000
Excess Net Capital		117,570
Total Aggregate Indebtedness		21,018
Percentage of Aggregate Indebtedness to Net Capital		14.74%
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2006):		
Net capital, as reported in Company's Part IIA (Unaudited) Focus Report	$	131,088
Post closing adjustments of liabilities		18,687
Audit adjustments to record net additional liabilities		(7,205)
Net Capital Per Above	$	142,570
Total aggregate indebtedness, as reported in Company's Part IIA (Unaudited) Focus Report	$	32,500
Adjustments to record net reduction of liabilities		(18,687)
Audit adjustments to record net additional liabilities		7,205
Total Aggregate Indebtedness Per Above	$	21,018

Hogan & Slovacek

A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS
TULSA, OKLAHOMA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
Minshall & Company Inc.

In planning and performing our audit of the financial statements and additional information of Minshall & Company Inc. (the Company) for the year ended December 31, 2006, we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their

assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Hogan & Slovacek

February 20, 2007

END